Form 99.35 Summary of Changes to Form SBSE Amendment

Change 1:

On **Schedule A of Form SBSE-Direct Owners and Executive Officers**

- Remove Matthew Fludgate as Chief Financial Officer and Treasurer
- Add Christine Jenkins as Chief Financial Officer